ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

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*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

March 15, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed February 23, 2023
File No. 333-268420

Dear Sir or Madam:

We have electronically filed herewith on behalf of SYLA Technologies Co., Ltd. (the “Company”) Pre-Effective Amendment No. 6 to the above-referenced Registration Statement on Form F-1 (“Amendment No. 6 to Form F-1”). Amendment No. 6 to Form F-1 is marked to show changes made from the previous filing made on February 23, 2023 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Hiroyuki Sugimoto, Chief Executive Officer of the Company, dated March 13, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 5 to Registration Statement on Form F-1 filed February 23, 2023

Management’s Discussion and Analysis

Results of Operations

Comparison of results of operations for the six months ended June 30, 2022 and 2021

Net Income, page 71

1.	Comment: We note the addition of the Recent Developments section on page 64. Please tell us your consideration for further revising your disclosure to discuss the reason for the fluctuation in either Income before income taxes or Net Income, including a discussion quantifying the mining business’s contribution, in your comparison of results for the six months ended June 30, 2022 and 2021.

Response: In response to the Staff’s comment, we have respectfully added discussion of the reason for the fluctuation in net income, including a discussion quantifying the mining business’s contribution, in our management’s discussion and analysis for the six months ended June 30, 2022 and 2021.

Index to Financial Statements, page F-1

2.	Comment: We have reviewed your response to our prior comment 2. We continue to believe that pro forma financial information related to the disposition of your mining machine business is required since it would provide disclosure that would be material to investors. Please revise to include pro forma financial statements for the appropriate periods, in accordance with Rule 11-01(a)(8) of Regulation S-X.

Response: In response to the Staff’s comment, we have respectfully included the unaudited pro forma financial statements (i) in “Summary Unaudited Pro Forma Condensed Combined Financial Information”, a section after “Selected Consolidated Financial Information and Operating Data”, and (ii) in “Unaudited Pro Forma Condensed Combined Financial Information” section, a section before “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. We included an unaudited pro forma condensed combined balance sheet as of June 30, 2022 and an unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 in each section. We did not include statement of operations for the six months ended June 30, 2021 or for the year ended December 31, 2021 as the Company acquired SYLA Brain Co., Ltd. On December 31, 2021 and did not generate any revenue or net income from mining machine business prior to January 1, 2022.

In addition, we acknowledged the Staff’s previous comment of discontinued operation and we made further assessment and concluded the disposition of the mining machine business constituted a strategic shift that had a major effect on the Company’s operations and financial results. We will include discontinued operation presentation in our financial statements for the year ended December 31, 2022 as the held for sale criteria is met in December 2022.

If the Staff has any further comments regarding Pre-Effective Amendment No. 6 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Benjamin Holt /U.S. Securities and Exchange Commission
Jeffrey Gabor /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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